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                                 EXHIBIT 99.4



                            Form of Press Release
                            dated October 25, 1995
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                                                                    EXHIBIT 99.4

EQUIFAX


                             1600 Peachtree Street, N.W., Atlanta, Georgia 30309
________________________________________________________________________________
                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE                                      Contact: Norman Black
                                                           Public Affairs
                                                           404-888-5040 (o)
                                                           770-578-0679 (h)
                                                           Blacknorm@aol.

                    ROGERS CEDES CEO DUTIES TO MCGLAUGHLIN

                  BOARD OKAYS STOCK SPLIT, DIVIDEND INCREASE,
                 SHARE REPURCHASE AND SHAREHOLDER RIGHTS PLAN

       ATLANTA, OCT. 25, 1995 -- The Equifax Board of Directors today unanimously approved the recommendations of C.B. Rogers, Jr., chairman and CEO, and elected Daniel W. McGlaughlin the corporation's next chief executive officer. The Board also approved a 2-for-1 stock split, an increase in the quarterly dividend, a $200 million share repurchase program and a "shareholder rights" plan.

       "We have a performance-based organization that's really performing," said Rogers in announcing the various moves. "Equifax has made great progress in recent years and the best is yet to come. This is an opportune time for me to pass the CEO responsibilities and I believe everyone knows that Dan McGlaughlin has been my choice as successor for several years."

       "On January 1, 1996, Dan will assume the responsibilities of CEO," Rogers continued. "And I will remain as chairman. We have the best management team in the information industry and I assure you, 'The beat goes on.'"





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McGLAUGHLIN ELECTED 2-2-2

FINANCIAL NEWS

       The 2-for-1 stock split, the fourth such split in the past 10 years, will become effective on Nov. 24, 1995, to shareholders of record on that date. Stock certificates for the split will be distributed on Dec. 15, 1995.

       The regular quarterly dividend, meantime, is being increased from 15.5-cents per share to 16.5-cents per share pre-split (8.25-cents after the stock split), an increase of 6.5%. The dividend is payable on Dec. 15, 1995, to shareholders of record Nov. 24, 1995.

       The increase in the quarterly dividend is the 15th such boost in the last 16 years at Equifax. The year 1995 is the 82nd consecutive year in which Equifax has paid a cash dividend.

       The Shareholder Rights Plan is designed to protect the company and its shareholders from coercive, unfair and inadequate takeover bids and practices. The plan is designed to strengthen the Board's ability to deter a person or group from attempting to gain control of the company without offering a fair price and equal treatment to all shareholders.

       The Rights initially will trade together with the company's common stock and will not be exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 20% or more of the company's common stock.





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McGLAUGHLIN ELECTED 3-3-3

       The $200 million share repurchase represents a continuation of the financial strategy adopted in 1992. Senior Vice President and CFO Donald U. Hallman said, "Given our confidence in the future prospects and financial position of the company, we are willing to move to a more leveraged capital structure to lower our cost of capital without materially impacting our financial flexibility."

       After adopting Economic Value Added in 1992, Equifax continues to examine options that drive the creation of shareholder value, Hallman added. The company has demonstrated its commitment to buying back shares, having purchased more than 12 million shares worth almost $300 million since December 1992. With the board's authorization, Equifax will be able to pursue a more aggressive buyback strategy, Hallman said.


CEO SUCCESSION

       McGlaughlin, the company's president and chief operating officer since Jan. 1, 1993, will succeed Rogers as CEO on Jan. 1, 1996, while retaining the title of president.

       Rogers has guided the corporation as its CEO since 1989 and as its chairman and CEO since 1992. He will retain not only his duties as chairman of the Board of Directors but also chairmanship of the board's Executive Committee. Rogers also will continue to chair the Canadian Board's executive committee and Equifax Europe, and will provide support as required in the areas of government relations and community service.





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McGLAUGHLIN ELECTED 4-4-4

       The 66-year-old Rogers is credited with a complete makeover of Equifax that turned the company from a national credit reporting agency into a global information management leader. Since Rogers became president, Equifax has doubled its annual revenues while reducing overhead, expanding internationally and entering new, strategic markets.

       McGlaughlin, considered the "heir apparent" for several years, will become the ninth chief executive in Equifax's long history, which dates to 1899. His succession will mark continuation of the traditional means of passing leadership within Equifax, namely for the chairman/CEO to pass the CEO responsibilities to the company's next leader while retaining the chairmanship through age 70.

       Under Equifax's normal retirement guidelines, Rogers would have ceded his CEO duties last year after turning 65. In June 1994, however, the Board of Directors announced the guideline had been suspended in Rogers' case and he had been asked to remain at the helm of the corporation for an indefinite period.

       "I agreed to remain as chairman and CEO because Dan and I just the year before had implemented a sweeping management reorganization," Rogers said Wednesday. "The new organization now clearly has proven itself, the stock price has doubled and we're on the right trajectory."





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McGLAUGHLIN ELECTED 5-5-5

       "Under the circumstances, it is with great appreciation and anticipation that I announce this decision of the board," Rogers concluded. "I have worked closely with Dan and can attest to his knowledge of our company, his leadership abilities and his vision of the future. He has played a critical role already in helping transform Equifax into a high-growth, high-technology market leader. We have worked together as a team for a number of years, and we will continue to work together because nothing is more important to either of us than seeing our strategic plans implemented."

       McGlaughlin, 59, originally joined Equifax in 1989 as the senior vice president for Information Technology after impressive careers with IBM and General Electric. He was elected to the Equifax Board of Directors in 1990 and subsequently promoted to the post of executive vice president in 1991. He was named president and chief operating officer of the corporation on Jan. 1, 1993.

       McGlaughlin, in accepting his appointment by the Board, emphasized his intent to maintain Equifax as a fast-growing, nimble player in the information management industry.

       "We have transformed this company into a high-tech, market-driven concern that knows how to streamline management while applying technology to the benefit of our customers here and around the world," said McGlaughlin. "We have an information management expertise that is second-to-none, and I see no limit to our growth."

       "We have a management team that's proven its ability to adapt to change," added McGlaughlin. "Business as usual at Equifax these days means dealing with a lot of change. We have to keep changing in order to remain the market leader."





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McGLAUGHLIN ELECTED 6-6-6

       A native of Edinboro, Pa., McGlaughlin earned his bachelor's degree in mechanical engineering from the University of Cincinnati and a Ph.D. in electrical engineering from Case-Western Reserve University in Cleveland. A member of the Board of Directors of Wachovia Bank of Georgia, he and his wife, Patricia, reside in northwest Atlanta. The McGlaughlins have three children and four grandchildren.

       Equifax Inc. (NYSE: EFX), committed to Global Information Leadership in the Information Age, is the leading provider of information services that help grant credit, authorize and process credit card and check transactions, insure lives and property and control healthcare costs. Established in 1899 in Atlanta, Equifax today employs more than 14,000 people throughout North and South America, the United Kingdom and continental Europe. Revenues for the 12 months ended September 30, 1995, were more than $1.6 billion.





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